H.B. Fuller Company	Correspondence to:
Law Department	P.O Box 64683
1200 Willow Lake Boulevard	St. Paul, MN 55164-0683
St. Paul, Minnesota 55110-5101
Phone 651-236-5800 / FAX 651-355-9376

VIA EDGAR

April 28, 2009

Mr. Pradip Bhaumik

Special Counsel, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549-3628

Re:	H.B. Fuller Company Form 10-K for the Fiscal Year Ended November 29, 2008 Filed January 28, 2009
File No. 1-09225

Dear Mr. Bhaumik:

On behalf of H.B. Fuller Company (the “Company”), this letter responds to the comment received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated March 31, 2009 (the “Comment Letter”). For ease of reference in this letter, the Commission’s comment contained in the Comment Letter appears below before the Company’s response.

Commission Comment:

We note the disclosure on pages 3, 50, and elsewhere in your Form 10-K that you operate in Latin America, the Middle East and Africa, which are regions that are generally understood to include Cuba, Iran, Sudan, and Syria. These countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any products or technology you have provided to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Company Response:

The Company is responding to the staff’s Comment Letter regarding the Company’s Form 10-K for the Fiscal Year ended November 29, 2008 (the “Form 10-K”). Our response addresses the Company’s operations for the three-year period covered by the consolidated financial statements in the Form 10-K and current and anticipated operations.

April 28, 2009

Summary

The Company does not conduct any business in Cuba, Iran, Sudan or Syria, whether through subsidiaries, joint ventures or other direct or indirect arrangements. The Company does not have any assets, employees or operations in these countries. In addition, the Company does not, directly or indirectly, sell its products to any other person or entity with the intent or knowledge that such products will be sold or resold in Cuba, Iran, Sudan or Syria. The Company has adopted policies and processes, and conducts employee training, all of which are intended to ensure compliance with various economic sanctions and export controls, including the regulations of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

Operations

The Company and its subsidiaries manufacture and market adhesives and specialty chemical products globally, with sales operations in 36 countries in North America, Europe, Latin America and the Asia Pacific region. The business is reported in four regional operating segments: North America; Europe; Latin America; and Asia Pacific. The North America segment accounted for 45 percent of the Company’s 2008 net revenue, and Europe, Latin America and Asia Pacific accounted for 30 percent, 16 percent and 9 percent, respectively.

Each of the operating segments contains a significant adhesives component. The adhesives business components produce and supply industrial and performance adhesives products for applications in various markets, including assembly (woodworking, appliances, etc.), packaging (food products, consumer goods, durable and non-durable goods, etc.) converting (corrugated, tape and label, tissue and towel, graphic arts, etc.), nonwoven (disposable diapers, feminine care and adult incontinence products) and footwear (shoes, boots and other leather goods).

The North America operating segment also produces and supplies specialty product lines for ceramic tile applications, HVAC insulation and specialty products, consulting for packaging solutions and products used in insulating glass applications.

The Europe operating segment includes both adhesives and products used in insulating glass applications. In 2008, the insulating glass business component was fully integrated with the adhesives component in Europe, and, accordingly, the Europe operating segment now consists of a single business component. The Europe operating segment also has operational responsibilities for production and sales of the Company’s products in the Middle East and Africa.

During 2008, the Company acquired the assets of an adhesives business based in October City, Egypt. The Company now operates this business as a wholly-owned subsidiary, H.B. Fuller Egymelt LLC (“Egymelt”), which has operations in Egypt and sales in Egypt, Jordan, Kenya, Kuwait, Lebanon, Libya, Morocco, Saudi Arabia, the United Arab

April 28, 2009

Emirates and Yemen. Due to the acquisition of Egymelt and the expansion of the Europe operating segment’s business into the Middle East and North Africa, the Company now refers to this operating segment as “Europe, the Middle East and Africa,” or simply “EMEA.” The Company does not have any sales, operations, employees or assets in Iran, Sudan or Syria, and does not have any authorized third-party distributors with rights to resell the Company’s products in Iran, Sudan or Syria.1

The Latin America operating segment includes an adhesives business and a liquid paints business that produces and supplies paint through a variety of distribution channels in Central America. The Company, including its Latin America operating segment, does not sell products or have any current intention to sell products in Cuba. The Company does not have any sales, operations, employees or assets in Cuba, and does not have any authorized third party distributor with rights to resell any of the Company’s products in Cuba.

The Asia Pacific operating segment includes adhesives and a consumer business that includes adhesives, sealants and coatings for construction, craftsman and do-it-yourself markets. This operating segment does not sell products or have a current intent to sell products in Iran, Syria, Sudan or Cuba. As mentioned above, the Company does not have any sales, operations, employees or assets in Iran, Syria, Sudan or Cuba.

Policies and Procedures

The Company maintains polices and procedures intended to ensure compliance with regulations of OFAC relating to Iran, Cuba, Syria and Sudan. The Company’s policies regarding export controls, and compliance with OFAC regulations, apply to all employees of the Company, including employees of subsidiaries and joint ventures where the Company or one of its affiliates maintains management control. Further, the Company also requires its non-U.S. subsidiaries and affiliates to comply with the export control laws of the countries in which they are located.

Because of the complexity of export control laws, all exports of U.S. origin products by the Company or any of its U.S. or non-U.S. affiliates to any person or entity located in an OFAC embargoed country must first be reviewed by appropriate Company compliance personnel. Pursuant to Company policy, all shipments or disclosures of U.S. origin products (including technology and raw materials) to any entity located in countries subject to U.S. embargoes must be licensed or otherwise approved by OFAC. As a general rule, the export of U.S. origin products from the U.S., directly or indirectly (through the Company’s non-U.S.

[1]	In March 2009, the Company became aware that a Turkish distributor may have resold a limited quantity of certain polysulfide insulating glass products manufactured by the Company in Germany to the distributor’s customer(s) in Iran under the distributor’s own trademarks as “private label” products. The Company has not made any sales to the Turkish distributor since December 2008, and the Company does not intend to do business with this distributor in the future. The Company believes that the amount of resales, if any, of the Company’s German origin products by the distributor in Iran has been immaterial. The Company also notes that any sales of such non-U.S. origin products by non-U.S. employees of the Company’s Europe operating segment made without knowledge of any intention on the part of the Turkish distributor to resell such product in Iran were not in violation of OFAC regulations.

April 28, 2009

subsidiaries, branches, offices, agents or otherwise), to persons located in countries which are subject to U.S. trade embargoes is prohibited. It is also the Company’s policy to prohibit exports from the U.S. where the Company knows or has reason to know that the exported product is intended for transshipment to a country subject to a U.S. trade embargo.

In addition, the Company conducts ongoing training regarding export controls and OFAC regulations with appropriate Company management and personnel. The training has included information regarding export controls, OFAC regulations and countries which are subject to U.S. trade embargoes, prohibitions regarding sales to specially designated nationals (SDNs) and discussions of “red flags,” which may indicate the need to inquire further regarding the appropriateness of an export transaction.

Conclusions

Through the above policies and training and customer monitoring, the Company seeks to prevent any sale or distribution of its products or technology to OFAC-embargoed countries, such as Sudan, Syria, Iran and Cuba. To its knowledge, the Company has not provided any products or technology to these countries, and does not have any agreements, commercial arrangements or contacts with the governments of these countries or entities controlled by these governments. Also, to its knowledge, the Company has no other contacts with Sudan, Syria, Iran and Cuba.

The Company takes its obligation to comply with all applicable export control laws and regulations very seriously. The Company understands that this obligation includes having policies, processes and training, such as those described above, to ensure compliance with export control and OFAC regulations.

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We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 28, 2009

We believe this letter is fully responsive to the Commission’s comment, but we remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s response. Please feel free to call me directly at (651) 236-5867.

Sincerely,

/s/ Timothy J. Keenan
Timothy J. Keenan
Vice President, General Counsel And Corporate Secretary